11022128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 31 2011
Washington, DC
105

SEC FILE NUMBER
8-12726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2010 (MM/DD/YY) AND ENDING 3/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAP Corporates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City (City) NJ (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero (212)341-9289 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave. (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Corporates LLC, as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SWORN TO AND SUBSCRIBED BEFORE ME THIS DATE

MAY 27 2011

JESSICA NIEVES-ARROYO
Notary Public of New Jersey
My Commission Expires 7/15/2015

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICAP Corporates LLC

Statement of Financial Condition
March 31, 2011

pwc

ICAP Corporates LLC

Statement of Financial Condition
March 31, 2011

ICAP Corporates LLC
Index
March 31, 2011

Page(s)

pwc

Report of Independent Auditors

To the Member of
ICAP Corporates LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ICAP Corporates LLC (the "Company") at March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 27, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ICAP Corporates LLC
Statement of Financial Condition
March 31, 2011

(dollars in thousands)

Assets		
Cash and cash equivalents	$	34,702
Cash segregated under federal regulations		8,002
Deposits with clearing organizations		12,667
Securities owned, at cost, not readily marketable		12
Receivable from brokers, dealers and clearing organizations		1,355,902
Commissions receivable, net of allowance for doubtful accounts of $122		11,004
Receivable from customers		85,766
Receivable from affiliate		54
Prepaid expenses and other assets		21,693
Total assets	$	1,529,802
Liabilities and Member's Equity		
Liabilities		
Payable to brokers and dealers	$	1,310,078
Securities sold, not yet purchased held at clearing broker, at fair value		4
Payable to customers		113,152
Payable to affiliates		513
Accrued expenses and accounts payable		22,438
Total liabilities		1,446,185
Commitments and contingencies (Note 6)		
Member's equity		83,617
Total liabilites and member's equity	$	1,529,802

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

ICAP Corporates LLC (the "Company") is a Delaware limited liability company. The Company's sole Member is ICAP Securities USA LLC, a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members ICAP US Financial Services LLC ("IUFS") and First Brokers Holdings Inc. ("FBHI"). FBHI is a wholly owned subsidiary of IUFS, and IUFS is owned by ICAP North America, Inc ("INAI"), fifty percent directly and the other fifty percent indirectly through ICAP US Investment Company ("IUIC"). IUIC is a wholly owned subsidiary of INAI.

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). During March 2011, the Company registered as a non-clearing futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC") and became a member of the National Futures Association ("NFA"). The Company has four trading licenses with the New York Stock Exchange ("NYSE"), and is a member of the NYSE Amex LLC, NASDAQ Stock Exchange, NYSE Arca, the Chicago Board Options Exchange, and the National Stock Exchange. The Company operates primarily in the interdealer market in bonds listed on the New York and American Stock Exchanges, over the counter corporate bonds, preferred stock, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities. The Company is also registered as a National Association of Securities Dealers Automated Quotation System ("NASDAQ") market maker, and provides direct market access services. The Company self clears transactions in certain products, and has also entered into fully disclosed clearing agreements with third parties to clear certain products.

Brokerage Capacities

In certain products, the Company acts in the capacity of "matched principal" or "name give-up".

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

In certain markets, the Company may also facilitate its clients by acting as the executing broker of exchange products. Certain of these transactions are introduced to a clearing firm for settlement and clearance, and in others the Company may self-clear the transaction.

The Company's Internal Counsel believes that ICAP plc benefits from a waiver from consolidated capital adequacy tests granted by the UK Financial Services Authority to ICAP's FSA regulated entities. The waiver provides relief from certain capital requirements under EU legislation, provided that ICAP plc's Group is not exposed to proprietary trading risk.

(dollars in thousands)

Compensation

The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission.

In addition, in certain fixed income markets the Company may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Company receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Company may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1)Taking a position to add liquidity for Company customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out trades. From time to time, as a result of a bona fide error the Company may in "matched principal" market places acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, (ii) where appropriate, executing in anticipation of customer interest or anticipated orders and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

2. Summary of Significant Accounting Policies

The Company's financial statement is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2011 include approximately $32,140 of short-term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. In addition, approximately $32,124 is held in one financial institution.

(dollars in thousands)

(b) Exchange Membership

The Company owns membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of approximately $12; which are included in the securities owned, at cost, not readily marketable on the Statement of Financial Condition.

(c) Securities Transactions

Securities owned are recorded at fair value. Securities owned primarily consist of US Government, corporate obligations and equities. Customers' securities transactions are recorded on a settlement date basis.

(d) Collateralized Financing Agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received within receivables from brokers, dealers and clearing organizations in the Statement of Financial Condition. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the Statement of Financial Condition.

(e) Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent unamortized compensation expense which is amortized over the life of the employment contracts.

(f) Allowance for Doubtful Accounts

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

(g) Income Taxes

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, it is not treated as a separate taxable entity. Deferred tax assets and liabilities are not reflected on the Statement of Financial Condition as the total net income tax receivable or payable is settled with INAI and FBHI on a current basis.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, ("ASC 740"). This standard clarifies the accounting for uncertainty in income taxes by addressing the recognition and measurement of tax positions taken or expected to be taken; and it also provides guidance on de-recognition, classification, interest and penalties and disclosure. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

(dollars in thousands)

The Company follows guidance under ASC 740 which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount of benefit to be reflected in the financial statement. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

3. Cash Segregated Under Federal Regulations

Cash in the amount of $6,000 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3. The Company computes a proprietary accounts of introducing broker-dealers ("PAIB") reserve, which requires that the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March 31, 2011 cash in the amount of $2,002 has been segregated in PAIB reserve account.

4. Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers and Dealers

	Receivable		Payable
Deposits paid for securities borrowed	$ 1,208,487	Deposits received for securities loaned	$ 1,191,188
Fail-to-deliver	137,944	Fail-to-receive	114,754
Other	9,471	Other	4,136
	$ 1,355,902		$ 1,310,078

5. Receivable from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

6. Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of its business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

The Company has satisfied collateral requirements with a clearing organization at March 31, 2011 by depositing one uncollateralized letter of credit in the amount of $25,000. No amounts have been paid under this arrangement.

(dollars in thousands)

7. Net Capital Requirements

As a registered broker-dealer and member of FINRA and the NYSE, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At March 31, 2011 the Company had net capital of approximately $43,273, which exceeded the minimum requirement of $3,615 by approximately $39,658.

As a registered non-clearing FCM, the Company is subject to the Minimum Capital Requirements Rule ("The Rule") pursuant to Regulation 1.17 under the Commodity Exchange Act (the "Act") as amended. The Rule requires the maintenance of minimum net capital equal to the greater of $1,000 or 2% of aggregate debit balances as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3. At March 31, 2011 the Company had net capital of $43,273 which was $39,658 in excess of the minimum net capital requirements of the Act.

8. Income Taxes

The Company has recorded income taxes payable to an affiliate of $1,970, which is included in accrued expenses and accounts payable.

The Company's unrecognized tax benefits, including interest and penalties of $118, are recorded on the Statement of Financial Condition as accrued expenses and accounts payable.

If any tax return examination by federal, state or local tax authorities is concluded during the next twelve months, it is possible that the amount of accrued liability for uncertain tax positions could change. It is not possible to estimate the amount of any such change at this time. It is possible that any changes in uncertain tax positions could have a significant impact on the Company's financial statement.

The Company is included in the federal consolidated income tax return of ICAP U.S. Investment Partnership and Subsidiaries. ICAP's federal corporate income tax returns for the year ended March 31, 2008 and after remain subject to examination. The Company files as part of combined unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for the years 2004 and after.

9. Employee Benefits

The Company participates in an affiliate's trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which Company contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of the employee contributions. Beginning on January 1, 2009 the Company suspended the match portion of the Plan for employees who earn salaries in excess of a certain threshold.

(dollars in thousands)

10. Fair Value Measurements

The Company adopted ASC 820, *Fair Value Measurements*, ("ASC 820"), effective January 1, 2008. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity as the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company's cash and cash equivalents include short-term highly liquid money market mutual funds, which are quoted on a national exchange and therefore considered Level 1 assets.

The Company's securities sold, but not yet purchased at fair value, typically shares of common stock and high grade corporate bonds, which are quoted on a national securities exchange are classified as Level 1 assets.

The Company estimates that the carrying value of its remaining financial instruments recognized on the Statement of Financial Condition (deposits, receivables and payables) approximate fair value as such financial instruments are short-term in nature.

The Company adopted ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") effective March 31, 2010. This amended ASC 820 to clarify existing requirements regarding disclosures of inputs, valuation techniques and levels of disaggregation. The ASU also requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made: and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2011 the Company did not have any transfers between Levels.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Company may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Company may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

The Company has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of approximately $1,142,544 and received cash or other collateral with a value of approximately $1,191,188. If a borrowing broker or dealer does not return a security, the

(dollars in thousands)

Company may be obligated to purchase the security in order to return it to the owner. In such circumstance, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the Company has borrowed from other brokers and dealers, securities having a market value of approximately $1,160,415, and has given cash or other collateral with a value of approximately $1,208,487. In the event a lender does not return the collateral, the Company may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2011 the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The contractual amount of purchase and sale transactions at March 31, 2011 was approximately $2,520,973 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have subsequently settled in the following month.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate non-performance by the counterparties.

12. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions). On March 31, 2011 the Company has a receivable of approximately $54 relating to these fees.

The Company clears its U.S. Government securities transactions through an affiliate. In addition, the Company provides clearing services for foreign and domestic affiliates. No receivables or payables are currently outstanding.

The Company has payables to affiliates of $513 relating to commissions collected on the affiliates behalf.

The Company's parent, ICAP Securities USA LLC, has guaranteed the Company's payment and performance to certain stock loan counterparties.

(dollars in thousands)

Amounts receivable from affiliates are non-interest bearing and due on demand.

13. Regulatory Developments

In July 2011, certain parts the Dodd Frank Wall Street Reform and Consumer Protection Act will move from legislation to regulation. Key to the financial reform of the financial OTC derivatives markets are the rules governing derivatives registration, trading and clearing. The purpose of the rule is to improve transparency, risk management, capital and margin requirements. The Company continues to engage with industry and regulators on the aspects of open and fair access to markets, the functioning of inter- dealer brokers ("IDBs") in these markets and capital requirements. Overall it is still unclear how structural reforms will impact IDBs, their customers or their counterparties. Therefore the Company will continue to remain engaged with its industry peers and regulators in the formulation of final regulation.

14. Subsequent Events

The Company has performed an evaluation of subsequent events through May 27, 2011 which is the date the financial statement was issued. During November 2010, the Company requested regulatory approval to merge with its sister company ICAP Futures LLC ("Futures"), which is a registered futures commission merchant ("FCM"). In anticipation of the merger, Corporates became a registered non-clearing FCM on March 3, 2011. Currently, both US and UK regulators are reviewing the proposed merger in accordance with their relevant rules and regulations. If approved the merger would result in the addition of the futures business to the Company without changing the Company's existing securities business.

There have been no other subsequent events that occurred during this period that would require recognition in the financial statement or disclosure as of March 31, 2011 or for the year then ended.